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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 7)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

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                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    This Amendment No. 7 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as subsequently amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999, by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

    The response to Item 3(b) is hereby amended and supplemented by adding the following:

    VLSI recognizes that its most important resource is its employees and that the Philips Offer has caused substantial uncertainty on the part of VLSI employees with respect to the future prospects of VLSI and their future employment with VLSI. As a result of VLSI's concern about the potentially disruptive effects of the Philips Offer on VLSI's employees, VLSI retained the independent consulting firm Compensation Resource Group, Inc. to advise the Board and to evaluate the possibility of implementing a new employee retention program to provide the employees with enhanced financial security and incentive to remain with VLSI notwithstanding the possibility of a change in control of VLSI. At a meeting of the Board held on April 17, 1999, the Compensation Committee of the Board and the Board acting through the unanimous vote of Pierre Bonelli, William Howard, Paul Low, and Horace Tsiang, each a member of the Board not employed by VLSI, authorized VLSI to implement the following:

    RETENTION AGREEMENTS.

    In order to ensure the continued dedication of certain key executives of VLSI in the context of a threatened change of control of VLSI, the Board authorized VLSI to enter into retention agreements ("Retention Agreements") with such executives ("Executives"). For purposes of the Retention Agreements the Executives are classified into two different tiers. Tier I consists of Robert Dilworth, Thierry Laurent, John Hodgson, William Malanczuk, Rajeeva Lahri, Thomas Tokos, Arthur Gemmell and Victor Lee. Tier II consists of nineteen other Executives. These Retention Agreements would replace existing or promised retention agreements with seventeen of the Tier I or Tier II Executives. Copies of the forms of Tier I and Tier II Retention Agreements are filed as Exhibits 33 and 34 hereto, respectively, and are incorporated by reference herein.

    The agreements provide for certain severance benefits to those individuals solely in the event of certain terminations of their employment following a Change in Control (as defined below). Each of the Retention Agreements continues in effect until terminated in writing by the applicable Executive and VLSI; provided that if a Change in Control occurs, then the term continues for two years following the date on which a Change in Control occurs. All Retention Agreements provide for payment of severance benefits ("Severance Benefits") only if both (i) there is a Change in Control and (ii) the Executive's employment by VLSI (or its successor) is terminated by VLSI without Cause (as defined below) or by the

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Executive with Good Reason (as defined below) (each such termination constituting a "Qualifying Termination").

    The Tier I Retention Agreements provide for Severance Benefits solely following a Qualifying Termination and consisting of: (i) a lump sum payment equal to two times the sum of (A) the Executive's base salary immediately prior to the Change in Control and (B) the Executive's targeted annual bonus immediately prior to the Change in Control; (ii) continued medical and dental benefits until the later of (A) twenty-four months after the Executive's termination or (B) the Executive's 65th birthday if the Executive has attained age 55 on the Change in Control date, in each case reduced by comparable benefits received by the Executive under a subsequent employer's benefits plan;
(iii) directors' and officers' liability insurance for six years following the date of termination; (iv) transfer of title to the Executive of home computer hardware, software and related equipment which has been purchased by the Executive pursuant to VLSI's computer policy; (v) immediate vesting and exercisability of all stock options held by the Executive; (vi) outplacement services at a cost to VLSI not to exceed 25% of the Executive's base salary in effect at the time notice of termination is given or immediately prior to the Change in Control date (or the date the stockholders of VLSI approve a transaction the consummation of which would result in the occurrence of a Change in Control), whichever is greater; and (vii) with the exception of Robert Dilworth's Severance Benefits, a gross-up payment for any excise taxes imposed on any "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

    The Tier II Retention Agreements provide for Severance Benefits solely following a Qualifying Termination and consisting of: (i) a lump sum payment equal to one and one-half times the sum of (A) the Executive's base salary immediately prior to the Change in Control and (B) the Executive's targeted annual bonus immediately prior to the Change in Control; (ii) continued medical and dental benefits until the later of (A) eighteen months after the Executive's termination or (B) the Executive's 65th birthday if the Executive has attained age 55 on the Change in Control date, in each case reduced by comparable benefits received by the Executive under a subsequent employer's benefits plan;
(iii) directors' and officers' liability insurance for six years following the date of termination; (iv) transfer of title to the Executive of home computer hardware, software and related equipment which has been purchased by the Executive pursuant to VLSI's computer policy; (v) immediate vesting and exercisability of all stock options held by the Executive; and (vi) outplacement services at a cost to VLSI not to exceed 25% of the Executive's base salary in effect at the time notice of termination is given or immediately prior to the Change in Control date (or the date the stockholders of VLSI approve a transaction the consummation of which would result in the occurrence of a Change in Control), whichever is greater.

    Payments and benefits under the Tier II Retention Agreements and under Robert Dilworth's Tier I Retention Agreement are limited by Section 280G of the Code, unless the Executive would realize a greater net after-tax benefit if no limitation were imposed.

    The Retention Agreements also provide that the Executive shall covenant: (i) not to disclose certain confidential information obtained or created during the Executive's period of employment with VLSI and that such confidential information shall be VLSI's sole and exclusive property; (ii) not to solicit any of VLSI's employees for a competing business during the term of the Executive's employment or for a period of two years and one and one-half years after a Tier I Executive's employment and a Tier II Executive's employment, respectively; and
(iii) to assign and agree to assign to VLSI all intellectual property developed by the Executive during his or her employment with VLSI and which pertains to VLSI's business, relates to the Executive's work for VLSI, involves the use of VLSI's materials, facilities or trade secret information, or is developed during VLSI's normal working hours.

    Under the Retention Agreements, a "Change in Control" is deemed to occur upon the earliest to occur of any one of the following events: (i) any person, as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), becomes the beneficial owner of securities of VLSI representing 25% or more of the voting power of VLSI's then outstanding securities; (ii) the effective date of a merger or consolidation of VLSI with any other corporation, other than a

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merger or consolidation upon which the voting securities of VLSI outstanding immediately before such merger or consolidation continue to represent more than 51% of the voting power of VLSI or such surviving entity immediately afterwards and with the power to elect at least a majority of the Board; (iii) approval by the stockholders of VLSI of a complete liquidation of VLSI or an agreement for the sale or disposition of all or substantially all of VLSI's assets; (iv) any event that would be required to be reported in response to Item 6(e) of Schedule 14A of the Exchange Act; or (v) within any 24-month period, the persons who were directors immediately before the beginning of such period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board. For this purpose, any director who was not a director at the beginning of such period is deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors.

    Under the Retention Agreements, "Cause" is defined as (i) the Executive's continued failure to substantially perform his or her duties and responsibilities after written demand for substantial performance; (ii) the Executive's willful and continued failure to follow and comply substantially with the specific and lawful directives of the Board after written demand for substantial performance; (iii) fraud or dishonesty which results in material economic or financial injury to VLSI; or (iv) engagement in illegal activity which is materially and demonstrably injurious to VLSI.

    Termination of an Executive's employment for Cause under the Severance Agreements can be effected by delivery to the Executive of a copy of a resolution duly adopted by three-quarters of the Board (after reasonable notice to the Executive and reasonable opportunity for the Executive to be heard before the Board and a reasonable opportunity to cure), finding that in the good faith opinion of such Board, the Executive was guilty of conduct set forth in any of clauses (i) through (iv) in the definition of "Cause."

    Under the Retention Agreements, "Good Reason" is defined as any (i) material diminution in the Executive's position, authority, title, duties or responsibilities; (ii) reduction of the Executive's annual base salary or targeted cash incentive bonus; (iii) failure by VLSI to pay any portion of the Executive's current compensation or portion of an installment of deferred compensation; (iv) failure by VLSI either to continue in effect, or to provide reasonably similar material benefit plans; (v) relocation of the Executive's employment to a location in excess of 15 miles from the Executive's location prior to the Change in Control; and (vi) failure of a successor of VLSI to assume the Severance Agreement.

    EMPLOYEE RETENTION PLAN.

    To affirm VLSI's commitment to its employees, to assist VLSI in retaining it employees during times of uncertainty, and to establish a severance policy in the change in control context, the Board approved an Employee Retention Plan (the "Employee Plan") that provides severance benefits for current and future employees who are not parties to Retention Agreements. The Employee Plan provides for a severance payment for VLSI employees of four weeks pay plus one week pay for each full year of employment with VLSI, which is the same as VLSI's present severance policy. The severance payment will only be paid if the employee is involuntarily terminated without cause within one year of a change in control, with a minimum payment of 2 months pay for employees with 2 years of service, 3 months pay for employees with 3 years of service, 4 months pay for technical managers and engineers, 6 months pay for director-level employees or the equivalent and 9 months pay for vice presidents or equivalents. VLSI will provide each individual with subsidized COBRA coverage for the length of his or her severance pay. Directors and vice presidents will also receive outplacement services at a cost to VLSI not to exceed 15% of such individual's base salary.

    INDEMNIFICATION AGREEMENTS.

    The Board also approved indemnification agreements between VLSI and each member of the Board and certain officers or key employees of VLSI, including the Tier I Executives. VLSI agreed to indemnify the individual indemnitees pursuant to the terms of the agreements and to the fullest extent permitted by law. In general, the indemnification agreements provide for VLSI to indemnify the directors, officers and

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key employees against expenses, judgments, fines and amounts paid in settlement arising in connection with proceedings against any director, officer or key employee relating to his or her services with VLSI. Each indemnitee is presumed to be entitled to indemnification. The indemnitee's rights to be indemnified and receive the advancement of expenses as provided for in the agreement are not exclusive of any other rights such person may be entitled to under applicable law, VLSI's Certificate of Incorporation or VLSI's bylaws, and any other agreement, a vote of the stockholders, a resolution of the Board or otherwise.

    The foregoing description is qualified in its entirety by reference to the Form of Indemnity Agreement, a copy of which is filed as Exhibit 35 hereto and incorporated by reference herein.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The response to Item 8 is hereby amended and supplemented by adding the following:

        On April 13, 1999, the Delaware Court of Chancery entered an order consolidating the seven actions brought by alleged stockholders of VLSI other than Philips under the caption, IN RE VLSI TECHNOLOGY, INC. SHAREHOLDERS LITIGATION, CONSOL, C.A. No. 16986.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The response to Item 9 is hereby amended by the addition of the following new exhibits:

       33. Form of Retention Agreement for Tier I Executives.

       34. Form of Retention Agreement for Tier II Executives.

       35. Form of Indemnity Agreement.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 1999                           VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer

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